UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 27)*

                               XO HOLDINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 30, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       0

8    SHARED VOTING POWER
       728,350,289

9    SOLE DISPOSITIVE POWER
       0

10   SHARED DISPOSITIVE POWER
       728,350,289

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       728,350,289

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       91.39%

14   TYPE OF REPORTING PERSON*
       IN

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       ACF Industries Holding Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       297,643,443

8    SHARED VOTING POWER
       371,467,193

9    SOLE DISPOSITIVE POWER
       297,643,443

10   SHARED DISPOSITIVE POWER
       371,467,193

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       669,110,636

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       90.69%

14   TYPE OF REPORTING PERSON*
       CO

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       Highcrest Investors Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       0

8    SHARED VOTING POWER
       669,110,636

9    SOLE DISPOSITIVE POWER
       0

10   SHARED DISPOSITIVE POWER
       669,110,636

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       669,110,636

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       90.69%

14   TYPE OF REPORTING PERSON*
       CO

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       Buffalo Investors Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       0

8    SHARED VOTING POWER
       669,110,636

9    SOLE DISPOSITIVE POWER
       0

10   SHARED DISPOSITIVE POWER
       669,110,636

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       669,110,636

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       90.69%

14   TYPE OF REPORTING PERSON*
       CO

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       Starfire Holding Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       0

8    SHARED VOTING POWER
       669,110,636

9    SOLE DISPOSITIVE POWER
       0

10   SHARED DISPOSITIVE POWER
       669,110,636

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       669,110,636

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       90.69%

14   TYPE OF REPORTING PERSON*
       CO

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       Unicorn Associates Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       0

8    SHARED VOTING POWER
       371,467,193

9    SOLE DISPOSITIVE POWER
       0

10   SHARED DISPOSITIVE POWER
       371,467,193

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       371,467,193

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       67.11%

14   TYPE OF REPORTING PERSON*
       CO

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       Arnos Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       351,965,097

8    SHARED VOTING POWER
       19,502,096

9    SOLE DISPOSITIVE POWER
       351,965,097

10   SHARED DISPOSITIVE POWER
       19,502,096

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       371,467,193

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       67.11%

14   TYPE OF REPORTING PERSON*
       CO

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       Arnos Sub Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       19,502,096

8    SHARED VOTING POWER
       0

9    SOLE DISPOSITIVE POWER
       19,502,096

10   SHARED DISPOSITIVE POWER
       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       19,502,096

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.67%

14   TYPE OF REPORTING PERSON*
       CO

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       47,314,893

8    SHARED VOTING POWER
       0

9    SOLE DISPOSITIVE POWER
       47,314,893

10   SHARED DISPOSITIVE POWER
       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       47,314,893

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       20.63%

14   TYPE OF REPORTING PERSON*
       OO

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       Hopper Investments, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       0

8    SHARED VOTING POWER
       47,314,893

9    SOLE DISPOSITIVE POWER
       0

10   SHARED DISPOSITIVE POWER
       47,314,893

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       47,314,893

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       20.63%

14   TYPE OF REPORTING PERSON*
       OO

SCHEDULE 13D

CUSIP No. 98417K106

1    NAME OF REPORTING PERSON
       Barberry Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       11,924,760

8    SHARED VOTING POWER
       47,314,893

9    SOLE DISPOSITIVE POWER
       11,924,760

10   SHARED DISPOSITIVE POWER
       47,314,893

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       59,239,653

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       24.55%

14   TYPE OF REPORTING PERSON*
       CO

SCHEDULE 13D

Item  1.  Security  and  Issuer

     This statement constitutes Amendment No. 27 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendments Nos. 1 through 26 (as amended by Amendment Nos. 1 through 26, the "Original 13D"), on behalf of the Filing Persons (as defined in the Original
13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.


Item 5.  Interest in Securities of the Issuer

         Item 5 of the Original 13D is hereby amended by adding the following:

(a) As of the close of business on September 30, 2010, the Filing Persons may be deemed to beneficially own in the aggregate 728,350,289 Shares constituting approximately 91.39% of the outstanding Shares based upon (i) the 182,075,165 Shares stated to be issued and outstanding by Issuer, (ii) the 113,410,769
Shares beneficially held by the Filing Persons, (iii) the 430,706,846 Shares issuable upon conversion of the 555,000 shares of 7% Series B Convertible Preferred Stock (the "Series B Shares") beneficially held by the Filing Persons, and (iv) the 184,232,674 votes to which the 225,000 shares of 9.5% Series C Perpetual Preferred Stock (the "SeriesC Shares") beneficially held by the Filing Persons are entitled.

     Hopper may, by virtue of its ownership of 100% of the general partnership interest in High River, be deemed to beneficially own the securities as to which High River possesses direct beneficial ownership. Hopper disclaims beneficial ownership of such securities for all other purposes. Barberry may, by virtue of its ownership of 100% of the membership interest in Hopper, be deemed to beneficially own the securities as to which Hopper possesses indirect beneficial ownership. Barberry disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Barberry, be deemed to beneficially own the securities as to which Barberry possesses direct or indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes. Arnos may, by virtue of its ownership of 100% of the interest in Arnos Sub, be deemed to beneficially own the securities as to which Arnos Sub possesses direct beneficial ownership. Unicorn may, by virtue of its ownership of 100% of the interest in Arnos, be deemed to beneficially own the securities as to which Arnos possesses direct or indirect beneficial ownership. Unicorn disclaims beneficial ownership of such securities for all other purposes. ACF Holding may, by virtue of its ownership of 100% of the interest in Unicorn, be deemed to beneficially own the securities as to which Unicorn possesses indirect beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses direct or indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

(b) ACF Holding has the sole power to vote or to direct the vote and to dispose or direct the disposition of (i) 113,410,769 Shares and (ii) 225,000 Series C Shares (which are entitled to 184,232,674 votes). Arnos Sub has the sole power to vote or to direct the vote and to dispose or direct the disposition of 25,130 Series B Shares (which are convertible into 19,502,096 Shares). Arnos has the sole power to vote or to direct the vote and to dispose or direct the disposition of 453,535 Series B Shares (which are convertible into 351,965,097 Shares). High River has the sole power to vote or to direct the vote and to dispose or direct the disposition of 60,969 Series B Shares (which are convertible into 47,314,893 Shares). Barberry has the sole power to vote or to direct the vote and to dispose or direct the disposition of 15,366 Series B Shares (which are convertible into 11,924,760 Shares). Each of Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with ACF Holding, the power to vote or to direct the vote and to dispose or to direct the disposition of the (i) 113,410,769 Shares and (ii) 225,000 Series C Shares (which are entitled to 184,232,674 votes). Each of Arnos, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Arnos Sub, Arnos, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Arnos Sub the power to vote or to direct the vote and to dispose or to direct the disposition of the 25,130 Series B Shares (which are convertible into 19,502,096 Shares). Each of Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Arnos, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Arnos the power to vote or to direct the vote and to dispose or to direct the disposition of the 453,535 Series B Shares (which are convertible into 351,965,097 Shares). Each of Hopper, Barberry and Mr. Icahn may, by virtue of its or his ownership interest in High River, Hopper and Barberry, respectively, be deemed to share with High River the power to vote or to direct the vote and to dispose or to direct the disposition of the 60,969 Series B Shares (which are convertible into 47,314,893 Shares). Mr. Icahn may, by virtue of his ownership interest in Barberry, be deemed to share with Barberry the power to vote or to direct the vote and to dispose or to direct the disposition of the 15,366 Series B Shares (which are convertible into 11,924,760 Shares). Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with ACF Holding the power to vote or to direct the vote and to dispose or to direct the disposition of the 225,000 Series C Shares (which are entitled to 184,232,674 votes).

(c) Except as described in this item 5, no transactions in the Shares were effected within the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September  30,  2010


ACF  INDUSTRIES  HOLDING  CORP.

     By:     /s/  Keith  Cozza
             -----------------
             Name:  Keith  Cozza
             Title:  Vice  President


HIGHCREST  INVESTORS  CORP.

     By:     /s/  Keith  Cozza
             -----------------
             Name:  Keith  Cozza
             Title:  Vice  President


BUFFALO  INVESTORS  CORP.

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  President


STARFIRE  HOLDING  CORPORATION

     By:     /s/  Keith  Cozza
             -----------------
             Name:  Keith  Cozza
             Title:  Treasurer


ARNOS  CORP.

     By:     /s/  Keith  Cozza
             -----------------
             Name:  Keith  Cozza
             Title:  Authorized  Signatory

ARNOS  SUB  CORP.

     By:     /s/  Keith  Cozza
             -----------------
             Name:  Keith  Cozza
             Title:  President


BARBERRY  CORP.

     By:     /s/  Keith  Cozza
             -----------------
             Name:  Keith  Cozza
             Title:  Treasurer


HOPPER  INVESTMENTS  LLC
BY:  Barberry  Corp.,  its  sole  member

     By:     /s/  Keith  Cozza
             -----------------
             Name:  Keith  Cozza
             Title:  Treasurer


HIGH  RIVER  LIMITED  PARTNERSHIP
BY:  Hopper  Investments  LLC,  its  general  partner
BY:  Barberry  Corp.,  its  sole  member

     By:     /s/  Keith  Cozza
             -----------------
             Name:  Keith  Cozza
             Title:  Treasurer



UNICORN  ASSOCIATES  CORPORATION

     By:     /s/  Keith  Cozza
             -----------------
             Name:  Keith  Cozza
             Title:  Vice  President

/s/  Carl  C.  Icahn
---------------------------
CARL  C.  ICAHN